SUB-ITEM 77I

                       TERMS OF NEW OR AMENDED SECURITIES

                               AIM GROWTH SERIES


   The Board of Trustees of AIM Growth Series (the "Trust") on November 3, 1999, acting pursuant to Section 9.3 of the Agreement and Declaration of Trust, approved the termination of the Advisor Class of each of the series portfolios (individually, a "Portfolio," collectively, the "Portfolios") of the Trust and the conversion of shares of such Advisor Class into shares of Class A of each Portfolio to be effective the close of business February 11, 2000. Advisor Class shares of each Portfolio are no longer offered for sale or exchange.

   The holders of such converted Advisor Classes shall have the same rights as pre-existing holders of the Class A shares.